QUORUM VENTURES, INC.
                             2640 Tempe Knoll Drive
                        North Vancouver, British Columbia
                                 Canada V7N 4K6
                            Telephone: (604) 908-0233
                            Facsimile: (604) 986-4733

January 13, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:  Jay Ingram

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-119715

Further to your letter dated December 19, 2005, we provide the following responses:

General

1. Explain why the cover letter and registration statement contain different addresses for Quorum Ventures, Inc.

         We have recently changed offices. Our cover letter address has been changed to reflect this.

Geologic Assessment Report:  Upper Ross Lake Property

2. We reissue our prior comment 27. Please file the geologist's consent as an exhibit to the registration statement. The consent should indicate that the geologist consents to the summary of the report disclosed in this subsection and that he consents to being named as an expert in the prospectus.

         We have filed a geologist's consent in the form requested as an exhibit to our amended registration statement.

Proposed Budget

3. We partially reissue our prior comment 30. Please disclose the impact on the company's operations should it not be able to fund the activities identified in the company's two-phase program, particularly, Phase I. Will operations cease? If so, disclose management's intention for Quorum Ventures, Inc. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

         We have disclosed the following:


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         In order to fund  future  operations,  including  administrative  costs relating to our reporting obligations, we will have to raise additional capital. We anticipate raising funds through the sale of additional shares of our common stock or through director loans, though we do not have any commitments in this regard. If we are unable to raise sufficient funds in order to finance our proposed exploration, our business operations will be delayed or may even cease. As well, if we are unable to raise sufficient funds to cover the costs associated with filing current, quarterly and annual reports after our registration statement is declared effective, any public trading market that we establish may cease.

         If we are unable to raise sufficient capital, we may also consider selling a portion of the Upper Ross Lake property to a third party in exchange for that party paying us cash and/or committing to complete a certain amount of exploration on the property. We have not contacted any third parties regarding such an arrangement.

Plan of Operations

4. We reissue our prior comment 37. Please provide a detailed plan of operations required by Item 303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operations. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives.

         Our "Plan of Operations" discusses the following specific information in detail:

          o the timing, steps and costs involved in the recommended phase one and two exploration programs on the Upper Ross Lake claims

          o who will complete the exploration programs on the claims and the nature of the exploration work involved

          o proposed exploration on a quarterly basis (ie. spring, summer and fall of 2006)

          o    exploration required prior to earning first revenues

          o objectives and milestones relating to the completion of each phase of exploration and the criteria necessary for proceeding with additional exploration

Financial Statements

General

5. We note that independent auditor's report for the period covering from inception to the period ended May 31, 2004 has been omitted from the registration statement. You must include an audit report for each period for which financial statements are required. A reference to the report is not sufficient. Please revise to provide an auditor's report covering the financial statements for the period ended May 31, 2004 as required by Item 310(a) of Regulation S-B.

         We have included the independent auditor's report for the period from our inception to the period ended May 31, 2004.

Changes in and disagreements with accountants on accounting and financial disclosure, page 55

6. Your disclosure regarding disagreements with accountants does not sufficiently address the period covered. Item 304(g)(1)(iv)(A) of Regulation S-B requires disclosures covering the fiscal period audited, (from inception to May 31, 2004 in your case) and any subsequent interim period through the date of dismissal. Please revise.

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         We have revised our  disclosure  to cover the period from  inception to
         May 31, 2004, as well as the interim period ended August 31, 2004.

7. Please file a letter from Dohan & Company, CPA's stating whether they agree with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.

         We have filed a letter from Dohan & Company, CPA's stating that they agree with our Item 304 disclosure.

Other Regulatory

8. Please provide currently dated consents, including one from Dohan & Company, your former independent accountants, in any amendment to the registration statement.

         We provide currently dated audit consents in our amended registration statement.

Exhibits

 9. We reissue our prior comment 43. Please file the legality opinion with the next amendment.

         We will file a legality opinion as an exhibit to our next amended registration statement.

         Yours truly,

         /s/ Steven Bolton

         Steven Bolton, President
         QUORUM VENTURES, INC.